LEAD INVESTOR Invested **$200,000** this round + **$850,000** previously

We invested in serial entrepreneurs Herbert & Karin who are making impressive progress building Earkick. I have known Herbert for about 8 years, he is a Computer Vision expert who has sold 2 of 3 computer vision/AI startups he co-founded. Karin has a master in Mental Health leveraging hearables and is also an entrepreneur. Karin & Herbert started working together in 2021 and they have built a strong tech team, trending toward technical efficacy to measure mental health and established traction with their target audience. Everyone says tracking mental health is an art not a science. Earkick is delivering on their promise to make tracking mental health a science and an extremely valuable business.